UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECUTIES EXCHANGE ACT OF 1934.

Commission File Number 000-01743

The Rouse Company Retirement Savings Plan

(Exact name of registrant as specified in its charter)

10275 Little Patuxent Parkway, Columbia, Maryland 21044-3456, (410) 992-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in The Rouse Company Retirement Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule12h-3(b)(1)(i)	☒ *
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

*Effective as of April 1, 2005, The Rouse Company Retirement Savings Plan was merged into the General Growth Management Savings and Employee Stock Ownership Plan.  As a result, interests in The Rouse Company Retirement Savings Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist.  Therefore, this Form 15 is filed to reflect the suspension of The Rouse Company Retirement Savings Plan’s duty to file reports under Section 15(d) of the Securities Act of 1934, as amended.

Approximate number of holders of record as of the certification or notice date:   0

Pursuant to the requirements of the Securities Exchange Act of 1934, the General Growth Management Savings and Employee Stock Ownership Plan, as the successor plan to The Rouse Company Retirement Savings Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GENERAL GROWTH MANAGEMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (as successor to The Rouse Company Retirement Savings Plan)

By: General Growth Management, Inc., as Plan Administrator

Date: June 17, 2005	By:	/s/ Bernard Freibaum
	Name:	Bernard Freibaum
	Title:	Executive Vice President